FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

State the full name and address of the company and the address of its principal office in Canada.

Bema Gold Corporation ("Bema" or the "Company")
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change August 12, 2004

Item 3:

News Release

The News Release was disseminated on August 12, 2004 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:

Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (TSX/AMEX: BGO, AIM: BAU) reports its financial and operating results for the second quarter ended June 30, 2004 and certain other matters. All dollar figures are in United States dollars (USD) unless otherwise indicated.

Item 5:

Full Description of Material Change

Bema reports financial and operating results for the second quarter ended June 30, 2004 and certain other matters.

Financial Results

The Company reported net earnings of $745,000 or $0.002 per share for the second quarter of 2004 compared to a restated net loss of $4.2 million ($0.013 per share) for the same period last year. The net earnings during the second quarter 2004 was mainly due to realized and unrealized gains on derivative instruments totaling $1.1 million and $16.4 million, respectively. The latter resulted from the mark-to-market adjustment required to be applied to the carrying value of the Company's derivative instruments that do not qualify for hedge accounting whereas the realized gain was mainly from the Company's rand denominated put options (see "Gold Forward and Option Contracts" below). During the quarter the spot price of gold per ounce decreased from $424 at March 31, 2004 to $396 at June 30, 2004.

For the first six months of 2004, Bema reported a net loss of $13.4 million ($0.038 per share) on revenue of $40.8 million. The net loss for the first six months is mainly due to a writedown of $8.5 million, during the first quarter of 2004, in the carrying value of the 100% owned Yarnell property located in Yavapai County, Arizona. Excluding the writedown of the Yarnell property would result in a net loss for the first six months of $4.9 million or ($0.014 per share).

Gold Revenue

Gold revenue in the second quarter of 2004 was $21.2 million on sales of 54,036 ounces at an average realized price of $391 per ounce. The Julietta Mine accounted for $10.4 million from the sale of 27,195 ounces of gold at an average price of $383 per ounce, while $10.7 million was contributed by the Petrex Mines from 26,841 ounces sold at an average price of $400 per ounce.

Gold revenue for the first six months of 2004 was $40.8 million from the sale of 104,025 ounces sold at an average price of $393 per ounce.

Operations

Bema's consolidated gold production for the quarter was 54,299 ounces at an operating cash cost of $321 per ounce(1) and a total cash cost of $342 per ounce(1).

For the first six months Bema produced 106,796 ounces of gold at an operating cash cost of $314 per ounce(1) and a total cash cost of $332 per ounce(1). The operating costs during the first six months were higher than the original production budget due mainly to the strength of the South African rand and shortfalls in the open pit operations at the Petrex Mines. Various changes and improvements were made during the quarter resulting in improved production and lower operating costs in July. Management expects lower operating costs at Petrex in future quarters as the mine becomes more cost effective in the current rand environment (refer to "Petrex Mines" section below for more details).

(i)      Adjusting for gains from Rand put options (see "Gold Forward and Options Contracts" section)

Liquidity and Capital Resources

The Company ended the quarter with $44.7 million in cash and cash equivalents and working capital of $7.6 million compared to cash and cash equivalents of $70.2 million and working capital of $30.6 million in the prior quarter. The decrease is mainly due to expenditures for the Kupol exploration and development program and the upgrading for recommencement of the Refugio Mine. Subsequent to quarter end Bema signed an agreement with Bayerische Hypo- und Vereinsbank AG ("HVB") to provide a $60 million bridge loan facility for the continued development of the Kupol project located in north-eastern Russia. Bema will guarantee the facility, which will mature in 24 months, however, Bema intends to repay the bridge loan from the proceeds of the Kupol project construction financing which is expected to be arranged in early 2005.

Julietta Mine, Russia (Bema 79%)

In the second quarter 41,068 tonnes of ore were milled at Julietta at an average grade of 20.02 grams per tonne gold producing 24,571 ounces at an operating cash cost of $139 per ounce and a total cast cost of $186 per ounce. For the same period last year, Julietta produced 29,835 ounces of gold at an operating cash cost of $121 per ounce and a total cash cost of $156 per ounce.

For the first six months of 2004, Julietta milled 78,239 tonnes of ore at an average grade of 19.79 grams per tonne gold producing 44,885 ounces of gold at an operating cost of $159 per ounce and a total cash cost of $203 per ounce. The number of ounces produced during the first half of the year was lower and the operating costs higher than budgeted due to a warehouse fire in February 2004. Production rates for the second quarter are in line with expectations and management remains confident that it will be able to make up the majority of the shortfall in production from the fire over the remainder of the year.

Julietta reported operating income of $2.5 million during the quarter and, based on current projections, management expects that the remaining $12.7 million of the original $35 million project loan will be repaid by the end of 2004.

Petrex Mines, South Africa (Bema 100%)

As expected, operating costs at Petrex remained high during the second quarter due to a strong South African rand and shortfalls in open pit mining. During the period, Bema has implemented a number of improvements at the mine which are designed to optimize production and reduce operating costs. Early indications are that these improvements are having a positive effect. In July, Petrex exceeded forecast, producing 14,380 ounces of gold at an estimated total cash cost of $361 per ounce(2) representing a significant improvement over monthly production during the first six months of the year. Costs are expected to continue to decrease.

During the second quarter, Petrex produced 29,728 ounces of gold at a total cash cost of $470 per ounce(2) from 464,595 tonnes of ore milled at an average grade of 2.28 grams per tonne resulting in an operating loss of $8.2 million for the period.

Bema has revised its production schedule at Petrex based on the improvements to the operations and the strong South African rand. For the remainder of 2004 Petrex is projected to produce 82,000 ounces of gold at a total cash cost of $357 per ounce(2) using 6 rand to 1 USD currency assumption. In 2005 Petrex is projected to produce 168,000 ounces of gold at a total cash cost of $306 per ounce(2) using 6.5 rand to 1 USD.

Given the continued strength of the rand, Bema intends to focus on improving the more cost effective underground production at Petrex and phase out the open pit operations. Similarly, in the near term, reserve delineation and exploration drilling will be focused on underground targets.

(2)     Adjusting for gains from Rand put options (see "Gold Forward and Options Contracts" section)

Refugio Mine, Chile (Bema 50%)

Bema and joint venture partner Kinross Gold Corporation are completing a major upgrade of the Refugio mine facilities which will result in the recommencement of operations at the mine by the end of 2004. Refugio is expected to recommence full production by the first quarter of 2005. Based on a projected average daily throughput rate of 40,000 tonnes of ore per day, annual gold production is expected to average 250,000 ounces at a total cash cost of approximately $225 per ounce over a minimum ten year mine life. The total estimated capital cost (100%) at Refugio, originally budgeted at $70 million with an additional $30 million for capital lease of a new mining fleet, has increased by roughly 10%. Bema is funding its share of the capital expenditure for the upgrade from a portion of the proceeds from the convertible note offering completed during the first quarter. As a result, Bema's share of production from Refugio will have no project debt.

Kupol Deposit, Russia (Bema 75%)

Bema is pleased to announce it has made a new discovery of several new sub parallel veins in the North Zone at the Kupol property located in north-western Russia. The Company has also traced high grade mineralization in the North Zone and the North Zone extension to a depth of over 500 metres from surface and discovered a new high-grade ore shoot in the Central Zone. Bema has drilled 127 holes totaling 26,350 metres in the year's program, which is has been focused on infill drilling to upgrade the Kupol resource and exploration drilling to further test the ultimate potential of the Kupol vein system.

Cerro Casale, Chile (Bema 24%)

Bema is pleased to announce that a major international bank has submitted to jointly owned Compania Minera Casale ("CMC") (Bema 24%, Arizona Star 25% and Placer Dome 51%) an indicative term sheet for an underwritten project loan of up to $1 billion for the development of the Cerro Casale project. This offer to finance is subject to extensive conditions typical of a project loan financing.

In Bema's opinion, this bank proposal confirms that the Cerro Casale project is financeable under the terms of the CMC Shareholders' Agreement among Bema, Arizona Star and Placer Dome. Placer Dome, in consultation with the CMC Finance Committee, continues to review various financing alternatives for Cerro Casale. In parallel, this work includes advancing discussions on key commercial contracts and long-term marketing off-take arrangements.

The CMC Shareholders are currently in discussion about modifications to the Shareholders' Agreement and alternatives to advance the Cerro Casale Project.

On July 2, Bema and Arizona Star Resources Inc. ("Arizona Star") had issued Placer Dome a notice of default under the terms of the Shareholders' Agreement. Given the ongoing discussions between the CMC Shareholders and the recent positive bank proposal, Bema and Arizona Star have elected to hold in abeyance any potential arbitration proceedings under the CMC Shareholders' Agreement.

Under the terms of the CMC Shareholders' Agreement, Placer Dome is required to present Bema and Arizona Star a certificate regarding the financeability of Cerro Casale on September 30, 2004.

Gold Forward and Option Contracts

In the second quarter, Bema reduced the number of outstanding gold forward and contingent forward contracts by 31,625 ounces and intends to deliver into all of the outstanding Julietta forward contracts on the designated maturity dates out to 2006. Bema applies hedge accounting to all Julietta forward contracts currently outstanding based on the recently changed delivery dates. In 2003, the Julietta forward contracts were treated as non-hedge derivative contracts and were marked to market.

Bema's entire committed gold contracts represent approximately 2.1% of the Company's proven and probable reserves, measured and indicated resources as well as the inferred resources.

The rand denominated put options provide the Company with some protection against a strong South African rand, without limiting the Company's leverage to a rising gold price or a declining rand. For example, at the current conversion rate of 6.26 rand to 1 USD, the Company will receive $487 per ounce of gold on its rand denominated put options in 2004. The rand denominated put options and all contingent forward contracts are treated as non-hedge transactions and marked to market on a quarterly basis with the resulting unrealized derivative gain or loss reflected in the statement of operations.

Outlook

The remainder of 2004 is expected to be an active and important time for Bema on a number of fronts. At existing operations, the focus will be on optimizing production at the Petrex Mines and continuing to increase reserves at the Julietta Mine. The Company's three major development projects, Refugio, Kupol and Cerro Casale, are expected to significantly advance over the remainder of the year. The Company's goal is to increase annual gold production to over 1,000,000 ounces from the development of these existing assets.

Item 6:	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7:	Omitted Information Not applicable

Item 8:

Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice President of Administration, Secretary and General Counsel
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9:	Date of Report

DATED at Vancouver, British Columbia, this 23rd day of August, 2004.